Exhibit 99.1

BiondVax Regains Nasdaq Compliance

Jerusalem Dec. 12, 2022 (GLOBE NEWSWIRE) -- via InvestorWire – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) (“BiondVax”), a biotechnology company focused on developing, manufacturing, and commercializing innovative products for the prevention and treatment of infectious diseases and other illnesses, announces today the receipt of formal notifications from the Nasdaq Stock Market (“Nasdaq”) that the Company has regained compliance with Nasdaq listing rules regarding minimum stockholders’ equity and minimum bid price. The Company previously reported on Sept. 30, 2022, and Nov. 2, 2022, receipt of the respective non-compliance notifications.

Nasdaq indicated they have determined, based on the Company’s Form 6-K dated Nov. 30, 2022, reporting third-quarter financial results, that the Company once again complies with Listing Rule 5550(b)(1) regarding minimum $2.5 million stockholders’ equity. Similarly, Nasdaq communicated to BiondVax that since the minimum bid price has now closed over $1.00 per share for the past ten trading days, the Company once again complies with Listing Rule 5550(a)(2).

Thus, Nasdaq has confirmed the Company now complies with Nasdaq Listing Rules and considers the abovementioned non-compliance matters to be closed.

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biotechnology company focused on developing, manufacturing, and commercializing innovative immunotherapeutic products primarily for the treatment of infectious and autoimmune diseases. Since its inception, BiondVax has executed eight clinical trials including a seven-country, 12,400-participant Phase 3 trial of its prior vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized antibody (NanoAb) pipeline. www.biondvax.com.

Contact

Company: Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financings, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, the therapeutic and commercial potential of nanosized antibodies (NanoAbs); and the timing of NanoAb proof-of-concept studies and clinical trials. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that the company may not raise capital on acceptable terms or at all, the risk that the company will not submit a compliance plan acceptable to Nasdaq, the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk of a delay in the preclinical and clinical data for NanoAbs, if any; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

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